LiquidVineyards, LLC

Financial Statements
(unaudited)

December 31, 2022 and 2021



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

LIQUIDVINEYARDS, LLC

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
LiquidVineyards, LLC
Santa Rosa, CA

We have reviewed the accompanying financial statements of LiquidVineyards, LLC (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

April 6, 2023
Glen Allen, Virginia

> **Certified Public
> Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632
>
> www.keitercpa.com

LIQUIDVINEYARDS, LLC

Balance Sheets (unaudited)
December 31, 2022 and 2021

Assets	2022	2021
Assets:		
Cash	$ 14,997	$ 53,968
Website development costs, net	709	3,542
Total assets	$ 15,706	$ 57,510

Liabilities and Members' Equity

	2022	2021
Total liabilities	$ -	$ -
Members' equity	15,706	57,510
Total liabilities and members' equity	$ 15,706	$ 57,510

See independent accountants' review report and accompanying notes to financial statements.

LIQUIDVINEYARDS, LLC

Statements of Operations (unaudited)
Years Ended December 31, 2022 and 2021

	2022	2021
Revenue	$ -	$ -
Operating expenses	51,261	16,486
Net loss	$ (51,261)	$ (16,486)

See independent accountants' review report and accompanying notes to financial statements.

3

LIQUIDVINEYARDS, LLC

Statements of Changes in Members' Equity (unaudited)
Years Ended December 31, 2022 and 2021

	Members' Equity	Accumulated Deficit	Total
Balance January 1, 2021	$ 12,570	$ (6,195)	$ 6,375
Membership units issued	54,830	-	54,830
Syndication costs	(5,887)	-	(5,887)
Contributions from member	18,678	-	18,678
Net loss	-	(16,486)	(16,486)
Balance December 31, 2021	80,191	(22,681)	57,510
Membership units issued	10,365	-	10,365
Syndication costs	(908)	-	(908)
Net loss	-	(51,261)	(51,261)
Balance December 31, 2022	$ 89,648	$ (73,942)	$ 15,706

See independent accountants' review report and accompanying notes to financial statements.

LIQUIDVINEYARDS, LLC

Statements of Cash Flows (unaudited)
Years Ended December 31, 2022 and 2021

	2022	2021
Revenue	$ -	$ -
Operating expenses	51,261	16,486
Net loss	$ (51,261)	$ (16,486)

	2022	2021
Cash flows from operating activities:		
Net loss	$ (51,261)	$ (16,486)
Adjustments to reconcile net loss to net cash from operating activities:		
Amortization expense	2,833	2,833
Net cash used in operating activities	(48,428)	(13,653)
Cash flows from financing activities:		
Proceeds from membership units issued	10,365	54,830
Payments for syndication costs	(908)	(5,887)
Contribution from member	-	18,678
Net cash provided by financing activities	9,457	67,621
Net change in cash	(38,971)	53,968
Cash, beginning of year	53,968	-
Cash, end of year	$ 14,997	$ 53,968

See independent accountants' review report and accompanying notes to financial statements.

LIQUIDVINEYARDS, LLC

Notes to Financial Statements (unaudited)

1. Summary of Significant Accounting Policies:

Description of Business: LiquidVineyards, LLC (the "Company") was incorporated on March 15, 2019 in the State of Montana. The Company operates as an online platform connecting investors to wineries and vineyards.

Management's Plans: The Company's strategic plan for 2023 and beyond is focused on entering the wine and investment products market while capitalizing on the public interest in vine ownership, traditional investments trading, and the non-fungible token ("NFT") interest. With the additional funding through a crowdfunding raise and other investors, the Company intends to build the infrastructure needed and secure additional wineries and technology partners. The Company also intends to hire a sales team to build global sales and set up additional channels to reach a wide range of customers internationally according to its business plan and growth strategy. The Company believes its strategy along with the additional investments mentioned above will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Capitalization of Website Development Costs: The Company accounts for costs incurred associated with the development of their website in accordance with FASB guidance, ASC 350-50, Website Development Costs. Certain costs associated with the development of a website application and infrastructure may be capitalized as incurred. The Company capitalized $8,500 related to website development costs which are being amortized over its expected benefit period of three years. Accumulated amortization and amortization expense were $7,791 and $2,833, respectively, as of and for the year ended December 31, 2022. Accumulated amortization and amortization expense were $4,958 and $2,833, respectively, as of and for the year ended December 31, 2021.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Advertising: Advertising costs are expensed as incurred and totaled $38,762 for 2022 and $3,714 for 2021.

Subsequent Events: Management has evaluated subsequent events through April 6, 2023, the date the financial statements were available for issuance and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Membership Structure:**

Pursuant to the Company's operating agreement, the Company is authorized to issue membership units at the discretion of management. As of December 31, 2022 and 2021, there were 2,500,000 membership units authorized to be issued and 2,013,039 and 2,010,966 membership units issued and outstanding, respectively.